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October 14, 2022
VIA EDGAR AND ELECTRONIC MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jan Woo, Legal Branch Chief
Re:    Remark Holdings, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed October 4, 2022
File No. 333-260615

Dear Ms. Woo:
We acknowledge receipt of the letter of comment dated October 7, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the above-referenced matter. We have reviewed the Comment Letter with Remark Holdings, Inc. (the “Registrant”) and provide the following responses on their behalf. Unless otherwise indicated, the page references below are to the enclosed copy of Amendment No. 5 to Registration Statement on Form S-1 filed on the date hereof by the Registrant (the “Form S-1”). Capitalized terms used herein and not separately defined have the meanings given to them in the Form S-1. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

Amendment No. 4 to Registration Statement on Form S-1 filed October 4, 2022

Cover Page

1.We note your statement that you do not have direct equity ownership of the VIEs. Please revise this statement here and throughout to clearly state that the company has no equity ownership of any VIE. Your revised disclosure should avoid the use of statements that imply any indirect ownership of any VIE.

The Registrant has terminated its contractual arrangements with the VIEs and obtained 100% of the equity ownership of the VIEs. The applicable disclosures in the Form S-1 have been updated to reflect this development.

October 14, 2022

Prospectus Summary
Corporate Structure, page 2

2.We note your statement on that you "expect to complete the transfer of equity ownership of Remark Data Technology Co., Ltd. to the WFOE within a short period of time." Please revise to provide a specific time period in which this acquisition of ownership will be completed.

The Registrant has completed the transfer of equity ownership of Remark Data Technology Co., Ltd. to the WFOE. The applicable disclosure in the Form S-1 has been revised accordingly.

Entity Organizational Chart, page 4

3.Please include an additional diagram illustrating your corporate structure following the dissolution of the VIEs.

The Registrant has obtained 100% of the equity ownership of the VIEs. The applicable disclosure in the Form S-1 has been revised to reflect direct ownership of the entities that were formerly VIEs. Please see the revised organizational chart on page 3 of the Form S-1.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Robert H. Friedman

Robert H. Friedman